LKCM FUNDS
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102

January 15, 2013

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	LKCM Funds (the “Trust”)
File Nos.: 033-75116 and 811-08352

Dear Ms. Stout:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, from Ms. Sheila Stout of the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on January 10, 2013, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended December 31, 2011 (“Annual Report”), filed on Form N-CSR on March 7, 2012, for the Trust’s eight series – the LKCM Small Cap Equity Fund, LKCM Small-Mid Cap Equity Fund, LKCM Equity Fund, LKCM Balanced Fund, LKCM Fixed Income Fund, LKCM Aquinas Value Fund, LKCM Aquinas Growth Fund, and LKCM Aquinas Small Cap Fund (collectively, the “Funds”).

In connection with this response to the Staff’s comment, the Trust on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comment has been reproduced in bold typeface immediately followed by the Trust’s response.

Annual Report

1.
Staff Comment:  In the Management Discussion of Fund Performance section (the “MDFP”), the first footnote to the performance table states that the Net Expense Ratio “excludes acquired fund fees and expenses.” However, pursuant to FINRA Rule 2210(d)(3)(a)(ii)(b), acquired fund fees and expenses must be included in such calculations.  Going forward, please ensure that the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements and including acquired fund fees and expenses, as stated in the fee table of the prospectus, is properly reflected in the MDFP’s performance table.

Response:  The Trust responds by noting that it previously made this change to its MDFP performance table in its most recent semi-annual certified shareholder report for the fiscal period ended June 30, 2012, filed on Form N-CSRS on September 5, 2012 and will continue to incorporate this comment on a going forward basis.

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC, at (414) 765-5366.

Sincerely,

LKCM Funds

/s/ Jacob D. Smith
Jacob D. Smith
Chief Financial Officer

cc:           Francine Rosenberger, K&L Gates LLP